Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

And deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: PotlatchDeltic Corporation

Subject Company: CatchMark Timber Trust, Inc.

Filer’s Commission File Number: 001-36239

Date: May 31, 2022

PotlatchDeltic Corporation (“PotlatchDeltic”) issued the following to employees relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of May 29, 2022 (the “Merger Agreement”), by and among PotlatchDeltic, Horizon Merger Sub 2022, LLC, a wholly owned subsidiary of PotlatchDeltic, CatchMark Timber Trust, Inc. and CatchMark Timber Operating Partnership, L.P.

COMPANY MEMO

Date:          May 31, 2022

To:             PotlatchDeltic Employees

From:        Eric Cremers, President and CEO

Subject:     PotlatchDeltic and CatchMark Combine

Fellow Employees:

Today, we announced that PotlatchDeltic has agreed to combine with CatchMark, an Atlanta-based timber REIT with approximately 350,000 acres. This transaction marks a significant milestone for the two companies, and it will drive value for both sets of stockholders, customers, partners, and employees. The combination is structured as a merger valued at approximately $919 million based on the closing price of PotlatchDeltic’s stock on May 27, 2022, including $273 million of CatchMark’s net debt. It will broaden our geographic footprint and customer base in the southeastern U.S. through the addition of high quality, sustainably managed timberlands. The combined company will continue to be named PotlatchDeltic, and headquartered in Spokane, Washington. A regional office will be maintained in Atlanta, Georgia and we plan to establish timberland offices in southwest Georgia and central South Carolina.

CatchMark’s timberlands are located in Georgia, South Carolina, and Alabama, which are some of the strongest wood baskets in the U.S. South. These wood baskets are either in balance or under supplied and should benefit from tightening supply/demand fundamentals and higher log prices. CatchMark also has an active higher and better use (HBU) real estate sales initiative and owns land near larger urban centers. This program will complement our maximum-value-seeking real estate business, which currently focuses on real estate development in Little Rock, Arkansas, and rural land sales across our ownership. I hope you share my excitement for the many opportunities that lie ahead for us through this acquisition.

Today’s announcement is just the first step towards completing the transaction, which we expect will close in the second half of 2022. Until that time, both companies will continue to operate independently. On closing, PotlatchDeltic will add one new Director from CatchMark to our Board of Directors.

Without your continued dedication to make PotlatchDeltic successful, this acquisition would not have been possible. With the help of your efforts, we have been very successful in each of our business units these past few years leading to strong earnings and an excellent balance sheet that has allowed us to focus on growth.

If you have any questions, please speak with your supervisor or HR representative. You can also visit the investor page on our website for an investor presentation, which we will review with investors later this morning.

This is an exciting combination, and we look forward to realizing the many benefits it will produce.

Sincerely,

/s/ Eric J. Cremers

Important Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic Corporation (“PotlatchDeltic) and CatchMark Timber Trust, Inc. (“CatchMark”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that constitutes a prospectus of PotlatchDeltic and will also include a proxy statement of CatchMark. After the Registration Statement has been declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available. Investors will be able to obtain free copies of the proxy statement/prospectus, when it is filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference), for documents filed with the SEC by PotlatchDeltic, or on CatchMark’s website at www.catchmark.com (which website is not incorporated herein by reference), for documents filed with the SEC by CatchMark.

Participants in the Solicitation

PotlatchDeltic and CatchMark and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the merger transaction. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. Certain information about the directors and executive officers of CatchMark is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 3, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 15, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic and CatchMark using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express PotlatchDeltic’s, CatchMark’s or their respective management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of CatchMark’s stockholders to approve the merger transaction; disruption to PotlatchDeltic’s or CatchMark’s business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed merger transaction, and to identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the definitive agreement relating to the proposed merger transaction; and other factors described in PotlatchDeltic’s and CatchMark’s reports filed with the SEC, including their respective annual reports for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic and CatchMark disclaim any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.